Exhibit 23.3

Consent of Independent Auditors

We consent to the use in this Registration Statement of CommScope Holding Company, Inc. on Form S-3 of our report dated November 12, 2014 related to the combined financial statements of the Broadband Network Solutions business of TE Connectivity Ltd. as of September 26, 2014 and September 27, 2013, and for each of the fiscal years in the three-year period ended September 26, 2014 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to allocations from TE Connectivity Ltd.), appearing in the Prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

March 4, 2015